March 28, 2025

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

ATTN: Doris Stacy Gamma

Re: Life Science Holding Company

Rule 477 Application for Withdrawal

Registration Statement on Form S-1

Filed April 17, 2023

File No. 333-271294

Dear Ms. Gamma:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Life Science Holding Company (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-271294) initially filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2023, together with all exhibits thereto (the “Registration Statement”). The Company has determined to withdraw the Registration Statement because management has taken a new direction in business. The undersigned represents that no securities were sold in connection with the registered offering.

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Please feel free to contact myself at 720.206.4411 or Peter Gennuso of McCarter & English, LLP at (212) 609-6862 if you have any questions regarding this request for withdrawal.

Sincerely,

Donald Mack
Chief Executive Officer
720.206.4411

CC: Peter Gennuso, McCarter & English, LLP

www.lifescienceholding.com	12900 Stroh Ranch Place, Suite 200D, Parker, Colorado 80134	(720) 206-4411